CONSENT OF KNIGHT PIÉSOLD LTD.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2021, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

                /s/ Craig Hall
_________________________
By: Craig Hall, P. Eng
Managing Principal
Knight Piésold Ltd.

Dated: February 24, 2022